UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 7, 2020

STABLE ROAD ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39128	84-1905538
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1345 Abbot Kinney Blvd. Venice, California	90291
(Address of principal executive offices)	(Zip Code)

 (833) 478-2253

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	SRACU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	SRAC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	SRACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

On October 7, 2020, Stable Road Acquisition Corp., a Delaware corporation (“Parent”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Parent, Project Marvel First Merger Sub, Inc., a Delaware corporation (“First Merger Sub”), Project Marvel Second Merger Sub, LLC, a Delaware limited liability company (“Second Merger Sub”), and Momentus Inc., a Delaware corporation (the “Company”), pursuant to which: (a) First Merger Sub will merge with and into the Company (the “First Merger”), with the Company being the surviving corporation of the First Merger (such company, in its capacity as the surviving corporation of the First Merger, the “Surviving Corporation”) and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving company of the Second Merger. The transactions set forth in the Merger Agreement, including the Mergers, will constitute a “Business Combination” as contemplated by Parent’s Amended & Restated Certificate of Incorporation.

The Merger Agreement and the transactions contemplated thereby were unanimously approved by the Board of Directors of Parent (the “Board”) on October 7, 2020.

The Merger Agreement

Merger Consideration

Pursuant to the Merger Agreement, the aggregate merger consideration payable to the equityholders of the Company will be paid in equity consideration equal to $1,131,000,000, minus the Company’s indebtedness for borrowed money as of the closing of the Mergers (the “Closing”), plus the amount of the Company’s cash and cash equivalents (excluding restricted cash as determined in accordance with GAAP, any cash being held on behalf of the Company’s customers and any security deposits for leases) as of the Closing, plus the aggregate exercise price of all outstanding options and warrants (the “Merger Consideration”). The Merger Consideration payable to the stockholders of the Company will be paid in shares of newly issued Class A common stock of Parent, par value $0.00001 (“Parent Class A Common Stock”), with a deemed value of $10 per share. In addition, Parent will pay off, or cause to be paid off, on behalf of the Company and in connection with the Closing, the Company’s outstanding indebtedness for borrowed money.

In connection with the Mergers, each share of the Company’s capital stock (subject to limited exceptions) will be cancelled and automatically deemed for all purposes to represent the right to receive a portion of the Merger Consideration in accordance with the Company’s organizational documents. In addition, the Merger Consideration that is paid with respect to any shares of the Company’s capital stock that is subject to any vesting restrictions or other conditions shall continue to be subject to such vesting restrictions and conditions after the Closing.

Each option of the Company (“Company Option”) that is outstanding and unexercised immediately prior to the Closing (whether vested or unvested) will be automatically assumed by Parent and converted into an option to acquire an adjusted number of shares of Parent Class A Common Stock at an adjusted exercise price per share and will continue to be governed by substantially the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Company Option.

Each warrant to purchase shares of capital stock of the Company (“Company Warrants”) that is outstanding and unexercised immediately prior to the Closing will be automatically converted into a warrant to acquire an adjusted number of shares of Parent Class A Common Stock at an adjusted exercise price per share and will continue to be governed by substantially the same terms and conditions (including applicable vesting conditions) as were applicable to the corresponding former Company Warrant.

Representations, Warranties and Covenants

The parties to the Merger Agreement have made representations, warranties and covenants that are customary for transactions of this nature. The representations and warranties contained in the Merger Agreement will not survive the Closing, other than in the event of actual fraud.

The Merger Agreement contains additional covenants of the parties, including, among others, covenants providing for (a) the parties to carry on their respective businesses in the ordinary course consistent with past practice through the consummation of the Mergers, (b) Parent and the Company (x) being prohibited from soliciting or negotiating with third parties regarding alternative transactions and agreeing to certain related restrictions and (y) to cease discussions regarding alternative transactions, (c) Parent and the Company to cooperate to prepare (and for Parent to file with the Securities and Exchange Commission (the “SEC”)) a registration statement on Form S-4 (the “Registration Statement”) for the purpose of registering under the Securities Act the shares of Parent Class A Common Stock to be issued to the Company’s stockholders in connection with the Mergers, as well as the Company Options that will be assumed in the Mergers (which Registration Statement will contain a proxy statement/consent solicitation statement/prospectus for the purpose of, among other things, (i) soliciting proxies from Parent’s stockholders to vote in favor of adoption and approval of the Merger Agreement, the transactions contemplated thereby and certain other matters at a special meeting called therefor and (ii) soliciting written consents from the Company’s stockholders in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby), (d) the protection of, and access to, confidential information of the parties and (e) the parties to cooperate in obtaining necessary approvals from governmental agencies. In connection with the execution of the Merger Agreement, certain existing stockholders of the Company have agreed to enter into customary lock-up agreements prior to the Closing pursuant to which such stockholders will be restricted from disposing of Parent Class A Common Stock (or securities exercisable for or convertible into such stock) for a period of six months following the Closing (or, if earlier, the date that the Parent Class A Common Stock trades at or above $12.00 per share for any 20 trading days in a 30 trading day period after the Closing).

Conditions to Consummation of the Mergers

The consummation of the transactions contemplated by the Merger Agreement is subject to customary closing conditions for special purpose acquisition companies, including the following conditions to each party’s obligations, among others: (a) approval by Parent’s stockholders and the Company’s stockholders, (b) Parent having at least $5,000,001 of net tangible assets as of the effective time of the consummation of the Mergers, (c) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and (d) the approval of the listing of the shares of Parent Class A Common Stock to be issued in connection with the closing of the transactions contemplated by the Merger Agreement on The Nasdaq Stock Market (“Nasdaq”) and the effectiveness of the Registration Statement.

The Company’s obligations to consummate the transactions contemplated by the Merger Agreement are subject to the following conditions: (i) the accuracy of certain representations and warranties of Parent in all material respects (or in some cases except for such failure to be accurate not having a material adverse effect on Parent), and the performance by Parent, First Merger Sub and Second Merger Sub with their respective agreements and covenants in the Merger Agreement in all material respects (and the delivery by Parent of a certificate certifying as to such matters), (ii) the resignation of certain individuals from their positions and offices with Parent, (iii) the delivery of all other documents required to be delivered by Parent pursuant to the Merger Agreement, and there having been no amendment to the Sponsor Agreement except as may be approved by the Company, (iv) Parent making appropriate arrangements to have Parent’s trust account, less certain specified amounts, available for payment of the transaction costs of Parent and the Company and (v) Parent having at least $250,000,000 in available cash (including proceeds in connection with the Private Placement (and any alternative financing arranged by Parent and the Company in the event the Private Placement becomes unavailable) and the funds in Parent’s trust account) immediately prior to the effective time of the consummation of the Mergers (after taking into account payments required to satisfy Parent’s stockholder redemptions) (the “Minimum Cash Condition”).

The obligations of Parent, First Merger Sub and Second Merger Sub to consummate the transactions contemplated by the Merger Agreement are subject to the following conditions, among others: (1) the accuracy of certain representations and warranties of the Company in all material respects (or in some cases except for such failure to be accurate not having a material adverse effect on the Company), and the performance by the Company of its agreements and covenants in the Merger Agreement in all material respects, and no material adverse effect having occurred since the date of the Merger Agreement (and the delivery by the Company of a certificate certifying as to such matters), (2) the resignation of certain individuals from their positions and offices with the Company and (3) the delivery of all other documents required to be delivered by the Company pursuant to the Merger Agreement.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the consummation of the Mergers, including (a) by mutual written consent of the parties, (b) by either Parent or the Company, if the consummation of the Mergers has not occurred on or prior to the date that is six (6) months following the date of the Merger Agreement (the “Outside Date”), (c) by either Parent or the Company if a governmental entity has issued a final and non-appealable order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, including the Mergers, (d) by either Parent or the Company upon a breach of any representations, warranties, covenants or other agreements set forth in the Merger Agreement by the other party if such breach gives rise to a failure of a closing condition and cannot or has not been cured within the earlier of 30 days’ notice by the non-breaching party and the Outside Date, (e) by either Parent or the Company if Parent’s stockholder approval is not obtained, (f) by Parent at any time prior to obtaining the requisite Company stockholder approval if the board of directors of the Company shall have made a Company change in recommendation regarding the Mergers, (g) by the Company at any time prior to Parent obtaining the approval of the stockholders of Parent if the board of directors of Parent shall have made a Parent change in recommendation regarding the Mergers, (h) by Parent if any Written Consent Party (as defined below) fails to deliver a written consent constituting the requisite Company stockholder approval within three (3) business days of the Registration Statement becoming effective, or (i) by the Company, if (i) the Minimum Cash Condition becomes incapable of being satisfied at the Closing and (ii) a period of ten (10) business days has elapsed since the Minimum Cash Condition became incapable of being satisfied and, at the end of such period, the Minimum Cash Condition remains incapable of being satisfied at the Closing (after giving effect to any alternative financing arranged by Parent and the Company with respect to the Mergers).

The foregoing description of the Merger Agreement and the transactions contemplated thereby, including the Mergers, does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties to the Merger Agreement and are subject to important qualifications and limitations agreed to by the contracting parties in connection with negotiating the Merger Agreement. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the respective parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the respective parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to Parent’s investors and security holders. Except as expressly stated therein, Parent’s and the Company’s investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Parent’s public disclosures.

Private Placement Subscription Agreements

On October 7, 2020, Parent entered into Subscription Agreements with certain investors (the “Subscription Agreements”) pursuant to which the investors have agreed to purchase an aggregate of 17,500,000 shares of Parent Class A Common Stock in a private placement for $10.00 per share (the “Private Placement”), including 1,000,000 shares which were agreed to be purchased by SRAC PIPE Partners LLC, a Delaware limited liability company (“SRAC Partners”). The proceeds from the Private Placement will be partially used to fund the Repurchase and for general working capital purposes following the closing.

Each Subscription Agreement will terminate upon the earlier to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the mutual written agreement of the parties to such Subscription Agreement, (c) 30 days after the Outside Date (as defined in the Merger Agreement), if the Closing has not occurred by such date, or (d) by written notice of the investor to Parent in the event the Merger Agreement is amended, supplemented or otherwise modified after the date such Subscription Agreement was entered into in a manner that materially adversely affects the investor. As of the date hereof, the shares of Parent Class A Common Stock to be issued in connection with the Subscription Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”). Parent will, within 30 days after the consummation of the transactions contemplated by the Merger Agreement, file with the SEC a registration statement registering the resale of such shares of Parent Class A Common Stock and will use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof (but no later than the earlier of (i) the 60th calendar day following the filing date (or the 90th calendar day if the SEC notifies Parent (orally or in writing) that it will “review” the registration statement) and (ii) the 5th business day after the date Parent is notified (orally or in writing) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review). A copy of the Subscription Agreement, in substantially the same form as entered into with such investors, is attached hereto as Exhibit 10.1, and is incorporated herein by reference, and the foregoing description of the Private Placement is qualified in its entirety by reference thereto.

Support Agreement

Concurrently with the execution of the Merger Agreement, Mikhail Kokorich, Prime Movers Lab Fund I, LP (“PML”), and certain affiliated equityholders of PML (each, a “Written Consent Party”), which collectively hold (a) a majority of the outstanding voting power of the Company stock issued and outstanding as of the date hereof (voting as a single class and on an as-converted basis), (b) a majority of the shares of the Company common stock issued and outstanding as of the date hereof (voting as a single class) and (c) a majority of the shares of the Company preferred stock issued and outstanding as of the date hereof (voting as a single class and on an as-converted basis), entered into Support Agreements with Parent (each, a “Support Agreement”), pursuant to which, among other things, each Written Consent Party agreed to support the transactions contemplated by the Merger Agreement, including agreeing to execute a written consent constituting the requisite Company stockholder approval within three (3) business days of the Registration Statement becoming effective. The Support Agreements will terminate upon the earlier to occur of: (i) the effective time of the Mergers, (ii) the date of the termination of the Merger Agreement in accordance with its terms, and (iii) the effective date of a mutual written agreement of Parent and such Written Consent Party terminating such Support Agreement. The form of Support Agreement is attached as Exhibit 10.2 hereto and is incorporated herein by reference, and the foregoing description of the Support Agreements is qualified in its entirety by reference thereto.

Sponsor Agreement

Concurrently with the execution of the Merger Agreement, SRC-NI Holdings, LLC, Parent’s sponsor (“Sponsor”), SRAC Partners, the Company and Parent entered into a letter agreement (the “Sponsor Agreement”), pursuant to which, among other things, Sponsor agreed to (a) waive certain anti-dilution rights set forth in Section 4.3(b)(ii) of Parent’s Amended and Restated Certificate of Incorporation, (b) surrender to Parent, immediately prior to the consummation of the Mergers and for no consideration, up to 1,437,500 shares of Parent’s Class B common stock, par value $0.0001 per share, in the event that the amount in the Parent’s trust account (for the avoidance of doubt, prior to giving effect to the any redemptions by Parent’s stockholders and the payment of any transaction costs by Parent), minus the aggregate amount of cash proceeds that will be required to satisfy any redemptions by Parent’s stockholders, is less than $100,000,000, (c) subject to potential forfeiture 1,437,000 shares of Parent Class A Common Stock (the “Sponsor Earnout Shares”) in accordance with the terms of the Merger Agreement, such that one-third of such Sponsor Earnout Shares will be respectively forfeited in the event that the Parent Class A Common Stock does not achieve trading prices of at least $12.50, $15.000 and $17.50 (as such trading prices may be adjusted for any dividend, subdivision, stock split or similar event, and as determined by reference to the volume-weighted average price achieved for at least 20 out of 30 consecutive trading days) prior to the fifth (5th) anniversary of the closing (and provided that, in connection with any change of control of Parent prior to such five-year anniversary, such Sponsor Earnout Shares shall become no longer subject to forfeiture based upon the value received by holders of Parent Class A Common Stock being at least such trading prices in connection with such change of control), (d) support the transactions contemplated by the Merger Agreement, including agreeing to vote in favor of the adoption of the Merger Agreement at the Special Meeting (as defined below) and (e) not to transfer any shares of Parent Class A Common Stock for a period of six months following the Closing (or, if earlier, the date that the Parent Class A Common Stock trades at or above $12.00 per share for any 20 trading days in a 30 trading day period after Closing). The Sponsor Agreement is attached as Exhibit 10.3 hereto and is incorporated herein by reference, and the foregoing description of the Sponsor Agreement is qualified in its entirety by reference thereto.

Amended and Restated Registration Rights Agreement

At the consummation of the Mergers, Parent, Sponsor, certain existing holder(s) of Parent capital stock (including SRAC Partners) and certain Company stockholders, in each case who will receive Parent Class A Common Stock pursuant to the Merger Agreement and the transactions contemplated thereby will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) in respect of the shares of Parent Class A Common Stock issued to Sponsor and such Company stockholders in connection with the transactions set forth above. Pursuant to such agreement, such holders and their permitted transferees will be entitled to certain customary registration rights, including, among other things, demand, shelf and piggy-back rights, subject to cut-back provisions. Pursuant to the Registration Rights Agreement, Sponsor and SRAC Partners will agree not to sell, transfer, pledge or otherwise dispose of shares of Parent Class A Common Stock or other securities exercisable therefor for certain time periods specified therein.

Repurchase Agreement

Concurrently with the execution of the Merger Agreement, PML, the Company and Parent entered into a repurchase agreement (the “Repurchase Agreement”) pursuant to which, amongst other things, Parent has agreed to repurchase a certain number of shares of Parent Class A Common Stock from PML, at a purchase price of $10.00 per share, immediately following the Closing (the “Repurchase”). The Repurchase is contingent on the amount of available cash Parent has at the Closing from (a) the Private Placement (and any alternative financing arranged by Parent and the Company in the event the Private Placement becomes unavailable) and (b) the funds in Parent’s trust account (after taking into account payments required to satisfy Parent’s stockholder redemptions), after further deducting the amount of Parent’s transaction expenses and the Company’s transaction expenses (“Net Proceeds”) being in excess of $265 million. If Net Proceeds exceed $265,000,000 but are less than $280,000,000, the number of shares of Parent Class A Common Stock subject to the Repurchase will be equal to the amount by which Net Proceeds exceed $250 million, divided by $10.00. In the event Net Proceeds are in excess of $280,000,000, the number of shares of Parent Class A Common Stock subject to the Repurchase will be equal to $30,000,000, divided by $10.00. At the closing of the Repurchase, Parent will be entitled to deduct from such cash payment an amount equal to 3.3% of such cash payment (representing PML’s obligation to pay the Company a portion of its transaction expenses). The Repurchase Agreement is attached as Exhibit 10.4 hereto and is incorporated herein by reference, and the foregoing description of the Repurchase Agreement is qualified in its entirety by reference thereto.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above under the heading “Private Placement Subscription Agreements” in Item 1.01 of this Current Report on Form 8-K (this “Current Report”) is incorporated by reference into this Item 3.02.  The shares of Parent Class A Common Stock to be issued in the Private Placement in connection with the closing will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure.

On October 7, 2020, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein. Notwithstanding the foregoing, information contained on the websites of Parent, the Company or any of their affiliates referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this Current Report.

Attached as Exhibit 99.2 and incorporated by reference herein is the investor presentation dated October 2020 that will be used by Parent with respect to the transactions contemplated by the Merger Agreement.

A conference call by management of Parent and the Company (the “Conference Call”) can be accessed via the following link: https://protect-us.mimecast.com/s/NWw7CERxwAsX5yYxuN4FtY4?domain=cts.businesswire.com. A copy of the script for the Conference Call is attached hereto as Exhibit 99.3 and incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Parent under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any of the information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3.

Forward-Looking Statements

This Current Report may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements about the expected timing of the completion of this transaction, information concerning Parent or the Company’s possible or assumed future results of operations, business strategies, the expected development , capabilities and timing of the operation or offering of the Company’s transport vehicles and services, the expected timing of the Company’s first mission in December 2020, potential revenue from customer contracts, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether this transaction will generate returns for stockholders. These forward-looking statements are based on Parent’s or the Company’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this Current Report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Parent’s or the Company’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Parent or the Company is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to the Company; risks related to the ability of customers to cancel contracts for convenience; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s future business; level of product service or product or launch failures that could lead customers to use competitors’ services; developments and changes in laws and regulations, including increased regulation of the space transportation industry; the impact of significant investigative, regulatory or legal proceedings; the amount of redemption requests made by Parent’s public stockholders; the ability of Parent or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; and other risks and uncertainties indicated from time to time in the definitive proxy statement/consent solicitation statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Parent. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements included in this Current Report speak only as of the date of this Current Report. Except as required by law, neither Parent nor the Company undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in the Parent’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.

Disclaimer

This Current Report is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Additional Information About the Transactions

In connection with the proposed transaction contemplated by the Merger Agreement (the “Proposed Transaction”), Parent intends to file with the SEC a Registration Statement that will include a proxy statement of Parent, a consent solicitation statement of the Company and prospectus of Parent, and each party will file other documents with the SEC regarding the Proposed Transaction. A definitive proxy statement/consent solicitation statement/prospectus and other relevant documents will be sent to the stockholders of Parent and the Company, seeking any required stockholder approval, and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. PARENT’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS WHICH FORMS A PART OF THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION/PROSPECTUS IN CONNECTION WITH PARENT’S SOLICITATION OF PROXIES FOR PARENT’S SPECIAL MEETING OF STOCKHOLDERS TO APPROVE THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT (THE “SPECIAL MEETING”), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. When available, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Parent’s stockholders as of a record date to be established for voting on the Proposed Transaction and the other matters to be voted upon at the Special Meeting. Parent’s stockholders will also be able to obtain copies of the proxy statement/consent solicitation statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Stable Road Capital LLC, Attn: James Norris, CPA, Chief Financial Officer, 1345 Abbot Kinney Blvd., Venice, CA 90291; Tel: 310-956-4919; james@stableroadcapital.com.

Participants in the Solicitation

Parent, the Company and certain of their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies of Parent’s stockholders in connection with the Proposed Transaction. PARENT’S STOCKHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF PARENT IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019, WHICH WAS FILED WITH THE SEC ON MARCH 26, 2020. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO PARENT’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR THE PROPOSED TRANSACTION WHEN AVAILABLE. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Transaction will be included in the Registration Statement that Parent intends to file with the SEC.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The exhibits listed in the following Exhibit Index are filed as part of this Current Report.

Exhibit No.	Description
2.1*	Merger Agreement, dated as of October 7, 2020, by and among Stable Road Acquisition Corp., Project Marvel First Merger Sub, Inc., Project Marvel Second Merger Sub, LLC, and Momentus Inc.

10.1	Form of Subscription Agreement.

10.2	Form of Support Agreement.

10.3	Sponsor Agreement, dated as of October 7, 2020, by and among Stable Road Acquisition Corp., SRC-NI Holdings, LLC and SRAC PIPE Partners LLC.

10.4	Repurchase Agreement, dated as October 7, 2020, by and among Stable Road Acquisition Corp., Momentus Inc. and Prime Movers Lab Fund I, LP.

99.1	Joint Press Release, dated as of October 7, 2020.

99.2	Investor Presentation.

99.3	Script for October 7, 2020 Conference Call

*	The schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Parent agrees to furnish supplementally a copy of any omitted schedule to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STABLE ROAD ACQUISITION CORP.

	By:	/s/ Brian Kabot
Name: Brian Kabot
October 7, 2020		Title: Chief Executive Officer

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